SEC MAIL RECEIVED
AUG 2 2 2005
WASH., D.C. 199 SECTION

05010684

MOUNT REAL

SUPPL

SEC File # 82-4689

PRESS RELEASE

The Toronto Stock Exchange
Symbol: MRF

Mount Real Corporation Announces Second Quarter Results

Changes in the presentation of the statement of earnings better reflect core business

MONTREAL, Quebec, August 12th, 2005 – Mount Real Corporation ("Mount Real") today announced its financial results for the second quarter ended June 30, 2005.

Revenue for the six-months ended June 30, 2005 were $16.2 million, an increase of five percent compared to $15.5 million for the same period in 2004. Net earnings were $3.0 million for the six-months ended June 30, 2005 as compared to $5.2 million for the same period in 2004. Earnings per share were $0.35 for June 2005, compared to $0.57 in 2004.

Revenue for the three-months ended June 30, 2005 decreased to $4.8 million compared to $8.5 million for the same period in 2004. "The anticipated decrease in revenue for the three months was due in part to the ongoing conversion of existing magazine subscriptions into Extended or X-Plans. This conversion is needed to leverage market trends and this will push growth in subsequent periods," said Lino Matteo, CEO of Mount Real.

Net earnings were $0.3 million for the three months ended June 30, 2005 compared to $2.0 million for the same period in 2004.

To better reflect its core business, Mount Real has made changes in the presentation of the statement of earnings. Beginning in the 2005 second quarter report, revenue will no longer include interest and investment income and will be comprised of service revenue only. Furthermore, gross margin on revenue is also shown separately. Mount Real anticipates these changes will enable shareholders, stakeholders and the public to better understand the nature of its business.

"We strongly believe in the growth potential of this company," said Lino Matteo, CEO, Mount Real. "At the core of our unique business model we feel that TMI, allied with our strong relationships with partners and clients, will enable the company to grow steadily; we are confident about our future growth prospects."

About Mount Real

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

Mount Real provides information management services to the media and technology sector. Mount Real uses a business intelligence system, Tactics Marketing Intelligence (TMI), to enable its clients to more efficiently manage their business. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

For the complete Second Quarter Report including the Management Discussion and Analysis, Financial Statements and Notes, please consult the company website at www.mountreal.com or the company's SEDAR filings at www.sedar.com.

2500 Allard, Montréal, Québec H4E 2L4 Tél.: (514) 762-2500 Fax: (514) 762-6535
www.mountreal.com www.mrflinc.com

Please direct all media requests and inquiries to:	Julie Tremblay, Account Executive, Fleishman-Hillard Montreal Tel.: (514) 866-6776 extension 240 Fax: (514) 866-8981 Email: tremblju@fleishman.com
Source:	Lino P. Matteo, Chief Executive Officer
General Information:	Tel.: (514) 762-2500 Fax: (514) 762-6535 Email: info@mountreal.com Web Site: www.mountreal.com

SEC File # 82-4689

COMMUNIQUÉ DE PRESSE

Bourse de croissance TSX

Symbole : MRF

Corporation Mount Real communique ses résultats du deuxième trimestre
Les modifications apportées à la présentation de l'état des résultats reflètent mieux ses activités fondamentales

MONTRÉAL, Québec, le 12 août 2005 – Corporation Mount Real (« Mount Real ») a annoncé aujourd'hui ses résultats financiers pour le deuxième trimestre terminé le 30 juin 2005.

Pour la période de six mois ayant pris fin le 30 juin 2005, les revenus atteignaient 16,2 millions $, une hausse de 5 % par rapport aux 15,5 millions $ enregistrés à la même période en 2004. Le bénéfice net se chiffrait à 3 millions $, comparativement à 5,2 millions $ pour la même période en 2004. Le bénéfice par action était de 0,35 $ pour juin 2005, par rapport à 0,57 $ en 2004.

Pour le trimestre terminé le 30 juin 2005, les revenus sont passés à 4,8 millions $, par rapport aux 8,5 millions $ enregistrés pour la même période en 2004. « La baisse des revenus anticipée au cours du trimestre est due partiellement à la conversion de nos abonnés (magazines) existants en abonnés Plans-X ou Étendus. Cette conversion est nécessaire pour exploiter les tendances du marché et elle mènera à une croissance soutenue pour les périodes ultérieures. » a déclaré Lino Matteo, chef de la direction générale de Mount Real.

Le bénéfice net s'élevait à 0,3 million $ ce trimestre, comparativement à 2 millions $ pour la même période en 2004.

Pour mieux refléter ses activités fondamentales, Mount Real a apporté des modifications à la présentation de son état des résultats. En date du rapport du deuxième trimestre de 2005, les revenus ne comprendront plus les intérêts et le revenu de placement et couvriront seulement les revenus tirés des services de Mount Real. De plus, la marge bénéficiaire brute sera identifiée séparément. Mount Real est d'avis que ces modifications permettront aux actionnaires, aux parties intéressées et au public de mieux comprendre la nature de ses activités.

« Nous sommes convaincus du potentiel de croissance de la société, » a déclaré Lino Matteo, chef de la direction générale de Mount Real. « Nous pensons que le TMI, qui est à la base de notre modèle opérationnel unique, allié à nos solides relations avec nos partenaires et nos clients, permettra à la société de connaître une croissance constante; nous sommes optimistes et confiants quant à nos perspectives d'avenir. »

Nos activités

Mount Real fournit des services de gestion de l'information aux médias et au secteur de la technologie. La société utilise un système de renseignements commerciaux dénommé Tactiques Marketing Intelligence (TMI) pour permettre à ses clients de mieux gérer leurs activités. La société Mount Real est inscrite à la Bourse de Toronto sous le symbole MRF.

Pour un rapport complet des résultats du deuxième trimestre, y compris les commentaires et l'analyse par la direction, les états financiers et des commentaires, vous pouvez consulter le site Web de la société à www.mountreal.com ou les classements SEDAR de la société à www.sedar.com.

2500 Allard, Montréal, Québec H4E 2L4 Tél.: (514) 762-2500 Fax: (514) 762-6535
www.mountreal.com www.mrflinc.com

Veuillez adresser toutes les demandes de renseignements concernant les médias à :	Julie Tremblay, chargée de compte Fleishman-Hillard Montréal N° de téléphone : (514) 866-6776 poste 240 N° de télécopieur : (514) 866-8981 Courriel : tremblju@fleishman.com
Source :	Lino P. Matteo, chef de la direction
Renseignements généraux :	N° de téléphone : (514) 762-2500 N° de téléphone : (514) 762-6535 Courriel : info@mountreal.com Site Internet : www.mountreal.com